Rodon, Inc.

NORTH JIANGUO STREET, 707 BUILDING, 1 SECTION, 1204 ROOM
HANGZHOU, ZHEJIANG PROVINCE, CHINA 310004
Tel: (011) 86-136-00516915, Fax: (011) 86-571-86496119

May 13, 2010

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

ATTENTION:  DORINE H. MILLER

Re: Rodon, Inc.

      Registration Statement on Form S-1

      Filed on: January 21, 2010

      File No. 333-164454

Dear Ms. Miller:

Further to your letter dated February 16, 2010, concerning the deficiencies in Registration Statement on Form S-1 filed on January 21, 2010, we provide the following responses:

Prospectus Cover Page

1. SEC Comment: At the bottom of the cover page, please update the date of the prospectus to the most practicable current date.

Response: We updated the date of the prospectus to the most practicable current date at the bottom of the cover page.

Risk Factors, page 6

Because our sole director has an interest in a company involved in the same industry, page 9

2. SEC Comment: Please tell us the basis for your statement in this risk that “Hangzhou Yongsheng Foreign Trade company Co., Ltd is not an affiliate of Rodon Inc.”

Response: Our sole officer and director works as an Export Manager in Hangzhou Yongsheng Foreign Trade Co., Ltd, a private company which exports many kinds of goods such as sanitary ware, shower cabins, shower enclosures, ceramics, brass pipes, radiators, porcelain, armature (valves and fittings), textile, furniture for bathrooms to many European, North American and Latin American countries. The main products exported by Hangzhou Yongsheng Foreign Trade Co., Ltd are sanitary ware, shower cabins, shower enclosures, armature (valves and fittings) and furniture for bathrooms. Mr. Yun Bo Wang is not a shareholder, managing partner or executive director of Hangzhou Yongsheng Foreign Trade Co., Ltd. He is employed by the company as an Export Manager and his responsibility is supervising exporting in the company.  Hangzhou Yongsheng Foreign Trade Co., Ltd also exports the tying products to their main products such as ceramics, brass pipes, radiators and porcelain. Rodon, Inc was formed by our sole officer and director, Yun Bo Wang, as he saw a good business opportunity in the exporting of porcelain stoneware tile. Rodon, Inc does not have any connections and will not buy any products from Hangzhou Yongsheng Foreign Trade Co., Ltd. or use their office space, telephone and fax numbers. Potential conflicts  of interest  may arise in the future that may cause our business to fail,  including the amount of time he is able to dedicate to our business as well as additional  conflict of interests over opportunities presented to our sole director during the performance of his duties. Hangzhou Yongsheng Foreign Trade Co., Ltd and Rodon, Inc. have business in the same industry, other than that they are not affiliated.

Selling Shareholders, page 12

3. SEC Comment: Modify the selling shareholders’ table to include an additional line to show the total number of shares being offered by selling shareholders. Otherwise, include a footnote to the table that indicates that at no time will the total number of shares being offered pursuant to this prospectus exceed the aggregate number of shares registered.

Response: We modified the selling shareholders’ table including an additional line to show the total number of shares being offered by selling shareholders.

Description of Business

Product Review, page 17

4. SEC Comment: Modify the first sentence to specify what material you are referring to.

Response: We modified the first sentence adding a link to a website specifying material we are referring to.

Types of porcelain stoneware tile, page 19

5. SEC Comment: Disclose which type(s) of porcelain stoneware tile, you plan to distribute in your business.

Response: We disclosed the types of porcelain stoneware tile, we plan to distribute in our business. We added a paragraph on page 19:

We plan to distribute homogeneous porcelain tile in terms of composition and matte porcelain tile in terms of surface. Homogeneous porcelain tile has one big advantage; it has through-body coloration, with the same color and design pattern on its surface and inside. Such porcelain tile does not actually wear off, since its appearance does not change due to scratches or dings on the surface. Therefore this type of porcelain tile is in high demand. Matte porcelain tile is also in high demand as it has unprocessed surface and consequently lower price. The surface of the matt porcelain tile doesn’t need additional treatment. However, it has the best performance properties which warrant its installation in heavy-duty operating conditions (ventilated facades and industrial premises). These two types are the most popular types of porcelain tile and can imitate any natural material including natural stones.  Porcelain stoneware tile has similar feel and look as natural stones tiles, but costs less.

Contract with our supplier, page 20

6. SEC Comment: Discuss the material terms of the company’s supply contract with Advento, including the duration of the contract, provisions for termination or cancellation, and any minimum purchase requirements.

Response: We discussed the material terms of the company’s supply contract with Advento. We added a paragraph on page 20:

The material terms of the Contract are the following:

1. The Contract is in force from June 20, 2009 to December 31, 2010

2. The Contract can be changed, terminated or extended only under the mutual agreement of both parties.

3. The Contract does not specify any minimum purchase requirements.

A copy of the Agreement is filed as Exhibit 10.1 to this registration statement.

Our supplier, page 20

1. SEC Comment: Describe Advento in greater detail, including, but not limited to its business and business experience relating to the company’s planned business.

Response: We described Advento in greater detail. We added a paragraph on page 20:

Advento Sanitary Ware (Hangzhou) Co., Ltd was founded in 2008. Initially it specialized on production and distribution of sanitary ware. In February 2009 the company set up porcelain stoneware tile production.  Advento Sanitary Ware (Hangzhou) Co., Ltd produces about 100 types of porcelain tile and distributes it to more than 20 countries such as Italy, Spain, Netherland, UAE, Australia, New Zealand, Russia and other countries. Advento Sanitary Ware (Hangzhou) Co., Ltd has its own design office which constantly makes changes in products improving quality and increases the assortment of the porcelain tile. There is a system of quality inspection at the factory. Five percent of porcelain tile from each batch of the product is picked out for thorough testing of surface and angle geometry. The company is registering a trade mark, Advento, with Chinese government institutions.

2. SEC Comment: If known, discuss the availability of alternative suppliers of the porcelain stoneware tile that the company intends to distribute.

Response: We discussed the availability of alternative suppliers of the porcelain stoneware tile that the company intends to distribute. We added a paragraph on page 20:

China has a full range of raw materials for porcelain tile production, inexpensive labor, and a large internal market. For these reasons the number of alternative suppliers of the porcelain stoneware tile is relatively large. We do not anticipate finding an alternative supplier will be very difficult or will require a great amount of time. Currently we have not identified other suppliers and do not have any other written agreements with any suppliers other than Advento sanitary ware (Hangzhou) Co., Ltd.

Share of the Market, page 20

3. SEC Comment: If this disclosure is retained, discuss the basis for and significance of this disclosure at this phase in the development of your business.

Response: We deleted this disclosure.

 Competition, page 20

4. SEC Comment: Discuss the principle competitive factors your business will be subject to and identify any known business competitors.

Response: We discuss the principle competitive factors our business will be subject to and identified any known business competitors. We added our discussion on page 20:

Some of the competitive factors that may affect our business are as follows:

1. Number of Competitors Increase: other companies may follow our business model of distributing lower priced porcelain tiles from China, which will reduce our competitive edge.

2. Price: Our competitors may be selling similar product at a lower price forcing us to lower our prices as well and possibly sell our product at loss.

3. Substitute Products: porcelain tiles may be substituted by similar material such ceramic, granite, glass, natural stone and marble tiles. Consumer preferences for porcelain tiles may change overtime which may affect our business positively or negatively depending on whether porcelain is preferred more or less.

Since the industry is highly fragmented, we face many business competitors. One way to identify our competitors is through Yahoo Directory. The following Yahoo link lists 38 North American companies in the business of tile distribution:

http://dir.yahoo.com/Business_and_Economy/Business_to_Business/Construction/Finishes_and_Coverings/Tile/Distributors/?b=0

Plan of Operation, page 23

5. SEC Comment: This discussion should be modified to provide more specific time frames for developing your business, including the estimated amount of funds required for development of your business and how you will obtain these funds over the next twelve months.

Response: We modified our Plan of Operation and provided more specific time frames for developing our business, including the estimated amount of funds required for development of our business and how we will obtain these funds over the next twelve months. We included the following disclosure:

The total estimated amount of funds required to develop our business is $32,500. Currently we do not have sufficient funds on hand to carry out our business plan. Without additional funding, we expect to continue our operations for the next nine to twelve months. We expect to fund further operations with a loan from our director or from additional sales of our common stock. Currently we do not have any arrangements for the sale of our common stock or any written guarantees that our director will loan funds to us.

Directors, Executive Officers, Promoters and Control Persons, page 25

6. SEC Comment: Please include a discussion, under an appropriate subheading, of the potential for conflicts of interest to arise in connection with Mr. Yun Bo Wang’s affiliation with Hangzhou Yongsheng Foreign Trade Co. and the company’s policy for handling conflicts of interest once they arise. We note your discussion in the eleventh risk factor.

Response: We included a discussion on page 27 of the potential for conflicts of interest to arise in connection with Mr. Yun Bo Wang’s affiliation with Hangzhou Yongsheng Foreign Trade Co. and the company’s policy for handling conflicts of interest once they arise:

There are no current employment agreements between the company and its officers.

Mr. Yun Bo Wang currently devotes approximately ten hours per week to manage the affairs of the Company.  He has agreed to work with no remuneration until such time as the company receives sufficient revenues necessary to provide management salaries.  At this time, we cannot accurately estimate when sufficient revenues will occur to implement this compensation, or what the amount of the compensation will be.

Our sole director is associated with another company that is engaged in business activities similar to those to be conducted by us. Mr. Yun Bo Wang is an Export Manager of Hangzhou Yongsheng Foreign Trade company Co., Ltd, a private company that exports sanitary ware, shower cabins, shower enclosures, ceramics, brass pipes, radiators, porcelain, armature (valves and fittings), textile, furniture for bathrooms to many European, North American and Latin American countries. Potential conflicts  of interest  may arise in the future that may cause our business to fail,  including the amount of time he is able to dedicate to our business as well as additional  conflict of interests over opportunities presented to our sole director during the performance of his duties. Rodon Inc. does not currently have a right of first refusal pertaining to opportunities that come to management’s attention where the opportunity may relate to Rodon's proposed business operations.

Undertakings, page 43

7. SEC Comment: It appears that you have inadvertently omitted the word “low” from the fifth line of the undertakings in paragraph 1(b). Please revise to read “low or high and of the estimated maximum offering range” as required by Item 512 (a)(1)(ii) of Regulation S-K.

Response: We revised to read “low or high and of the estimated maximum offering range” as required by Item 512 (a)(1)(ii) of Regulation S-K.

Exhibits, page 44

8. SEC Comment: Please modify the description of the Exhibit 10.1 in the exhibit index to identify the supplier and the date of the contract.

Response: We modified the description of the Exhibit 10.1 in the exhibit index to identify the supplier and the date of the contract:

10.1   Contract with our supplier, Advento sanitary ware (Hangzhou) Co., Ltd, dated June 20, 2009

Exhibit 5.1

9. SEC Comment: Please have counsel revised its opinion to delete the following statement in the first paragraph: “I hereby disclaim any responsibility for the content of the Registration Statement.”

Response:  Our counsel revised its opinion to delete the following statement in the first paragraph: “I hereby disclaim any responsibility for the content of the Registration Statement.”

10. SEC Comment: We note counsel’s statement in the third paragraph of its opinion that “the Shares were duly authorized by all necessary corporate action on the part of the Company, currently validly issued fully-paid and non-assessable when sold after the effectiveness of the Registration Statement.” This statement is ambiguous; it also contains an inappropriate condition. Please have your counsel revise its opinion to provide unambiguously that the shares are validly issued, fully paid and non-assessable. In addition, please have counsel revise its opinion to delete the following conditional language: “when sold after effectiveness of the Registration Statement.”

Response:  Our counsel revised its opinion.

Please direct any further comments or questions you may have to our President, Mr. Yun Bo Wang at:

Facsimile No.: 702-446-5019

Thank you.

Sincerely,

/S/__ Yun Bo Wang ___

Yun Bo Wang, President